Fredric Reynolds, CBS Broadcasting Inc., Executive Vice President

Credit Suisse First Boston Media Week Q&A Transcript

Event Date/Time: December 6, 2005, 12:30pm E.S.T.

Filed by: Viacom Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Viacom Inc.

Commission File No.: 333-128821

Subject Company: New Viacom Corp.

Commission File No.: 333-128821-01

This presentation contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC's website at www.sec.gov, and through Viacom's Investor Relations at Investor.Relations@viacom.com.

Bill Drewry - Credit Suisse First Boston - Analyst

Good afternoon, everybody. I am Bill Drewry from CSFB. Welcome to day two of the CSFB Global Media Week. We're very pleased to have, making his first broad public appearance as CFO of the new CBS Corporation, Fred Reynolds. He was the CFO of Westinghouse and then became CFO of the CBS Corporation from 1996 to 2001; after that, headed up the Viacom TV Station Group; until recently is now the CFO of CBS Corporation, which, as we know, will start trading regular way as an independent stock on the beginning of January.

So with that, Fred, welcome and come on up.

Fred Reynolds - CBS Broadcasting - EVP

Nice to see you. I get to sit. Nice and comfy.

Bill Drewry - Credit Suisse First Boston - Analyst

Yeah, it’s comfy. What I thought I would do is run through just a list of questions and cover a few bases. We will go to the audience, as well.

The first one is as broad as you can get, but I think it goes to the heart of maybe the question that investors have been asking most, as CBS comes back out as a stand-alone company is, can you succeed in what everybody likes to call a new media world with old media assets?

Fred Reynolds - CBS Broadcasting – EVP

Yes. Seriously, I think that if you look at CBS across all of our assets, we're really about content first and then distribution second. And I think you read about DVRs and all of these PVRs and iPods and you see all of these different technologies that exist today. And our view is, it's more opportunity for us to get paid for our content. We think we can thrive -- I mean literally thrive with new technology, because we're kind of agnostic about how you see your programs, listen to the radio in any of those areas. I think the world is really valuing content more. We also happen to add to that a very strong local presence. And I think when you put those combinations together, we believe we are in the sweet spot of where, you know, viewers and listeners are going with how they want to hear and be informed, entertained, serenaded, whatever it is. So I really think this old media term, yes, we have a network and yes, the network still could come through an antenna that's sitting on your roof. But that's not bad; we own a lot of spectrum. We also have a digital now -- we spent a lot of money to have a digital spectrum out there that we can then redeploy our content.

As a company, you have seen estimates out there of revenues of $14 to $15 billion, which is about right. You know, we probably spend 50% plus of that on content. So that's $6 or $7 billion every year. And our goal and Leslie's goal -- he's been very clear on that -- is we have got to figure out a way, and I think we are, how to get paid for that same content over and over. The good news is, the first time we air all that content, we do pretty well. There's no deficit spending. We make money on kind of everything we air. Now if we can get another play on it, a replay and users and listeners and viewers want more control over their day. So they want to see that content when they want to see it. Our goal is to make sure we get paid for it. So again, our belief is we are well-positioned with new technologies. We are very comfortable with that. The key is to make sure we have the content that people want to listen to, that want to see, and I don't think there is anyone better than Leslie to make sure that happens. He is the best there is.

Bill Drewry - Credit Suisse First Boston - Analyst

I want to come back to that a little bit later -- new channels of distribution. But, do you need to retool the asset base at all to compete? Do you need anything to build out the portfolio? I think one question in investors' minds, maybe for both sides of the split is, is anybody going to start making acquisitions to rebuild the old Viacom? And I think in the case of you all, with maybe some comments Les has made about cable networks, etc., if you could just attack that one.

Fred Reynolds - CBS Broadcasting – EVP

Well clearly, we think we'll make the acquisitions that are sort of what we call tuck-in or in our sweet spot of what we do well. That's why you're probably referring to college sports television. Well, we are the king of college sports. I mean, there's no one that does more hours of sports than us. And so this was a nice play to extend the brand. Just like a year or so ago, we bought in the remaining part of SportsLine that we didn't own, because we are about sports. We did try at one point to look at MarketWatch, but someone bid more and we were quite happy because we owned a lot of it, so we made a lot of money, and someone bid more than we did and that's a good thing, too.

So, I think it fits with entertainment and the kind of entertainment we do, which is mass market. We are not niche kind of programmers or content providers. We are in 99% of the homes, whether it's sports, news, information; we like that. We like college sports also, because they have these awesome websites, with over 250 colleges where they have sort of the exclusive right to give you information about the college sports, sell trinkets and t-shirts and stuff like that and we like that business. I think we, Leslie and Sumner love the assets that we have. I don't think there is anything missing that we would need to say boy, this technological world is changing; therefore, we have got to be in X, Y and Z. I think we know what we are about. And that's about great content, that's a mass audience content and we have great distribution locally.

Bill Drewry - Credit Suisse First Boston - Analyst

You have been known as a CFO, and well-regarded as a CFO with real discipline and cost management and capital allocation. Is there anything that wasn't done previously around these assets that you need to do, or there are cost opportunities, either in some kind of optimization of headcount or working capital that you can bring to bear in the first year here?

Fred Reynolds - CBS Broadcasting – EVP

Yeah, I think, Bill, what we have said first off was, if you looked at Viacom today, you have two awesome operating companies, sort of the cable and studio business and then our CBS business. And then there was a middle called corporate overhead, and we really did -- Mike Dolan who was here yesterday, if you saw him along with Tom Freston and Leslie and I -- we looked at all of our costs and we said wow, we are operating companies; we don't need a holding company now. And I think that's one of the beauties of focus, is that Leslie didn't replace himself. Leslie will be the CEO come January 1st, but he is also still reading scripts and all that stuff. And if he had let me, I would probably still be running TV stations, but he wouldn't let me, and still be the CFO. Because I think that's the way we approach the business. We really do look at how do we keep costs down. So I think that you can rest assured that's not going to change.

But there's other things that we could do that maybe weren't done before, like there has been some reduction in force at Showtime, because we have a huge production arm out in California that does content for CBS network, UPN network and also, through Paramount Television, syndicates to NBC, ABC, anyone else. So, and it's a long-form kind of scripts and programming, which is more what -- which we think works on premium channels like Showtime, where you'll have a scripted long-form, other than just buying movies.

So yes, there's going to be cost savings. There has, we're going after them now. There's been a lot work done by a lot of people over the last nine months, as we decided to look at the split, and I think you'll see some cost savings at corporate, and you'll see, where there makes sense, that we will have cost savings out in the divisions. And yes, I haven't changed on that. As Marty Shea can say, I still go through every budget. I ran over here because I was still going through every single budget in the Company for '06, and I had a few comments, so --

Bill Drewry - Credit Suisse First Boston - Analyst

The stock market has tagged CBS as slow to no growth, or maybe that was just something that fell out of the (multiple speakers).

Fred Reynolds - CBS Broadcasting – EVP

You didn't say that about us.

Bill Drewry - Credit Suisse First Boston - Analyst

I have not said that --

Fred Reynolds - CBS Broadcasting – EVP

Thank god. Thank god.

Bill Drewry - Credit Suisse First Boston - Analyst

-- and I don't believe it, either.

Fred Reynolds - CBS Broadcasting – EVP

Well, good. Me either.

Bill Drewry - Credit Suisse First Boston - Analyst

Good. Well, I was going to ask if that's fair, so you just answered that. But do you manage this company for margins or do you manage it for growth, and how do you prioritize those two things?

Fred Reynolds - CBS Broadcasting – EVP

Well, I think on the first point, the term "a growth company" -- internally, we even use that, so we may have been at fault. At one point, we said growth co and yield co -- we're a yield co. But I think growth to most of you has a definite parameter in which you're expected to grow against other growth companies. I would say that CBS is a company that will grow -- grow its revenue and grow its earnings.

Does that make us a growth company? I don't know, because the definition changes however you decide to change it. We're not Google. We're not the new Viacom. They have a growth profile on both the top and bottom line that's going to be higher than ours. But we're a company that will grow -- grow revenues, and we're going to grow earnings, year in and year out. I've never been a big fan of just worrying about margins. I mean, obviously, we want to make a profit. But sometimes -- and we'll probably get into this at some point. Sometimes you have too-high margins, and you're not reinvesting in the programming and the promotion. And as an industry, maybe some people could say that's happened in some areas. But margins are really important, because we want to get paid for the costs that we have, and we want to take a lot of that to the bottom line.

But if someone said, geez, if you could get 5% more revenue growth a year incremental, but you might have to give up, you know, 10% margin or something like that, you might do it. I'd have to do the math, but I think it's about growth. We have the ability to grow, and our margins, I believe, will continue to increase. I see the opportunity for our margins to increase across most of our businesses. Radio will probably increase the least, because we still need to make sure we're getting the right programming and promoting it to the broadest audience. But those are awesome mid-40's/high-40's kind of margins. So that's fine if they stay in that realm.

Bill Drewry - Credit Suisse First Boston - Analyst

Well, what CBS really is is the advertising play, because the vast majority of your revenue comes from advertising. As we all know, the profit leverage when times are good, when the delta is positive, is just absolutely fantastic. But you have been around through a few cycles here.

What do you think about the advertising cycle in general right now? Is it more volatile? Is it less volatile? And does that affect the way coming out of the chute here that you manage your capital allocation decisions any differently than maybe you would have done ten years ago?

Fred Reynolds - CBS Broadcasting – EVP

Again, as you know, Bill, about 70% of our revenue is advertising-related; so by definition, 30% isn't. The 30% that is not is some $4.5 to $5 billion. It's very, very, very profitable. And it's like an annuity. It's like getting a distribution fee on Oprah, who is now on air through 2011 and Dr. Phil to 2013. Wheel and Jeopardy and Judge Judy, they're out for a long time. So I wouldn't just -- that's the 30%, but just because of our scale, it's still a $4.5 to $5 billion business, very profitable.

The advertising market, I think, goes with the economy. And I think the economy is more choppy than maybe some of the statistics say, because you have the ebb and flow like with gas prices. Retailing may suffer a little bit. You know the issues with domestic auto. Quite honestly, as a company, auto is up as an advertising category for us, because the Toyota's of the world, the Nissan's of the world are making up for some of the domestic shortfall. And actually, General Motors has been up for us.

So again, I still think it gets back to if we've got the content, that we'll get the most eyeballs and the most people listening to it, that we'll be able to charge higher rates, because the demand will be there, and that's our goal. I still think it starts with that premise, good economy or bad economy.

You saw the November results. CBS again was number one across every demo. We did tie in one, but we were number one in every demo. That translated down to the TV stations. We're starting to see audiences grow, listeners grow for radio. So I think that's really going to be the goal. If the country goes into a crushing recession, that's going to make it tough. But we haven't had many recessions. The country is growing. We should be able to outpace GDP growth, is our view.

Bill Drewry - Credit Suisse First Boston - Analyst

Just on that last point, I think we have seen the biggest bifurcation in growth rates national, which is doing very well versus local has been a little bit trailing, let's say. And in the TV business, I think, too, political continues to skew the numbers every other year. But ex political or in the radio business, do you think that's primarily cyclical, or is there -- and this is a segue into talking about some of the separate assets, but is there any major secular headwind, or do you think the local growth rates will look back up to national?

Fred Reynolds - CBS Broadcasting – EVP

I think they will look back up. We do have cyclicality locally, because of the even/odd year phenomena of political, and particularly in the markets that we are in. We happen to have an interesting year this year, because we have six stations in California and Governor Schwarzenegger, God bless him, he just puts a lot of things on the initiative ballot and of course here we have the mayoral race and we had the gubernatorial race in New Jersey -- we did awesome. Seven stations did awesome. We were pretty much -- for the fourth quarter, we will probably be about 60% of where we did last year for a presidential election that affected all our stations. We have 39 stations.

So I think part of it is the diversity of our assets locally. I think we're in the best markets. You have heard this before, but we are in the oceanfront property markets, and I think '05 is probably the best indicator of that, because we've way outperformed our competitors locally, particularly on the TV station side and outdoor, and it's because of the markets we are in. And again, we would like only billionaires to run for office. So Mario, maybe you're thinking of something. We would certainly endorse you.

Bill Drewry - Credit Suisse First Boston - Analyst

Let's talk about CBS. You're number one, as you mentioned, continue to hold that. The last two networks before you that were number one seemed to plummet straight to the bottom after that tenure. So maybe talk about just the near-term outlook for CBS, and also talk about the opportunity for non-advertising revenue at the network, and maybe touch on -- I know it's very small but interesting as far as where the business is going to go -- talk about the deal you did with Comcast on the VOD side.

Fred Reynolds - CBS Broadcasting – EVP

If you look at CBS, one, the master built it, and that's Leslie. And it's really built to last for a long time. Our older shows are like in their fifth or sixth season, like the CSI's; they are pretty young shows. Every year, he's introducing new hits that will keep propelling that. So I don't think -- listen -- he would -- every number-one network has a cycle, but NBC went for a long, long time, I mean like decades, as the number-one network, starting with Cosby into Seinfeld into Friends and ER and all that.

So I would say we're probably in the second inning of the run of the CBS network. And hopefully it goes for extra innings. I hope it goes the longest game in history. But if it is, it's because of Leslie and the team he has around him out in Hollywood. And almost like success begets success, but he also has -- the beauty of Leslie that people don't know -- he's probably the best scheduler. He knows when to cancel a top-rated show. And he did last year. A lot of shows didn't come back that were still doing fine. But he felt that, whatever his magic is, that they were maybe getting a little tired here, tired there and they had something else better come along. So, I mean, would assume JAG could have kept going, and Amy could have kept going, and a few other programs -- Raymond probably could have kept going. But he said, you know, this is time, and he slotted in really good shows to replace it, and we obviously didn't miss a beat. So, I think a lot of that is just the genius behind both the content and how to schedule the network.

So, again, I think we're in the early days. Back on the Comcast deal, where we have, we announced a couple of weeks ago that video-on-demand, where four programs -- Survivor, CSI, Amazing Race and NCIS -- will be available on a $0.99 pay-per-view. I think that's just another indication, and I think it's a visible indication that we mean to get paid for our content on different platforms. And we don't think that it will affect the viewership on the first run. The breakthrough there was the $0.99, was something that we'll share in, and that's important. Because a lot of cable companies were really saying, give us your content free, and we don't understand that four-letter word "free." So I think you'll see more of that coming down the pike.

Bill Drewry - Credit Suisse First Boston - Analyst

Sooner rather than later? And would you go to an MP3/iPod platform?

Fred Reynolds - CBS Broadcasting – EVP

I don't even know what that is, but yes.

Bill Drewry - Credit Suisse First Boston - Analyst

If Steve Jobs calls, make sure you take the call.

Let's talk about radio, what the outlook is there. Clear Channel was here yesterday, and they were pretty upbeat for next year, admitting that it was a tough 2005, but they worked their strategy and they thought that they would grow well, but seemed to say that the market would be okay, too. Where do you think the radio market in general is, and can you outperform it?

Fred Reynolds - CBS Broadcasting – EVP

Yes, I think, Bill, we have good visibility in the local market, between TV stations and Outdoor, and they are all performing well. And I think '06 will be a strong year, particularly because again, you have that even-year cycle. And so I guess I would echo Clear Channel's enthusiasm. We think we will do well. We have a little bit of a hurdle to go over with we won't have Howard Stern in '06. But again, a really good revenue line and a really high cost line on that program. So I think it's obviously incumbent upon Joel and the team to come up with -- capture a good part of that revenue, I'm sure not all, but at a far less cost. So I think our profitability will be fine.

I think Radio is really addressing the issues about getting better content and promoting it and probably reducing the clutter. I know Clear Channel probably talked a lot about how they've gone about that. We are still getting to the same point of reducing clutter; we're just doing it more as a rifle shot than – I keep fading in and out – as a rifle shot than across the board. And I think that's the difference. It's not like -- well, they'll say less is more, why do you think about that? We're doing it where we need to do it. We're not doing it where we have a dominant station with growing audience share and growing revenue -- why in the world would we ever cut a spot? Where we're not, we'll address the competitive situation. And so, Joel and the team are going through our 178 stations and have been, seeing where we need to adjust our pricing, our clutter, and then we'll come up with and have been coming up with a better answer, we think.

Bill Drewry - Credit Suisse First Boston - Analyst

So the economics on losing Stern in year one should be a plus to the bottom line, or still too early to see how the new trio that replaced him (multiple speakers)?

Fred Reynolds - CBS Broadcasting – EVP

Yes, obviously, if no one tunes into them, it would be hard for me to predict that now. But on paper, that's probably right, but we will see what reality is.

Bill Drewry - Credit Suisse First Boston - Analyst

What about the portfolio, in terms of stations? Any divestitures that still need to be done? And prices are still fluid in the market, too, in terms of maybe multiple opportunity but maybe those multiples are contracting. Could you go the other way and potentially add to the portfolio, as well?

Fred Reynolds - CBS Broadcasting – EVP

Like we did with TV stations, we sold four TV stations in '05 and we added a couple of stations. I think we're still fine-tuning our portfolio, and we will continue to do it on Radio, too. I don't think it's any magical demarcation like above market 50 we don't want to be in, because some of those are fast-growing markets.

So I think you'll see probably a net reduction in Radio but it's not going to be -- it might be we sell five here and we add one there, and we sell five there and we add three here. So I think it's more about putting our Radio assets in the markets that we think have the most upside and consolidating there, and probably by definition, then, looking at would someone else view this other market differently and pay us the kind of value. We've gotten good values in the TV stations that we sold and we have sold a few radio stations and we've acquired a couple. But the ratio is sort of selling off a few more than adding. But we still like the radio business a lot. We like the complement of markets we are in, but if we can get stronger in stronger markets, that's what we will do.

Bill Drewry - Credit Suisse First Boston - Analyst

Do you look at the satellite radio subscriber numbers in terms of making long-term strategic decisions with radio? Or are you just looking at your books and the numbers that you're driving in your group to determine where you are going to go?

Fred Reynolds - CBS Broadcasting – EVP

Well, I know we're worried about every -- we're absolutely the most paranoid group in America. We worry about everything. I haven't slept in about eight years. But, you know, listen, that still gets back to content, if we can put the kind of content on, and what radio is beautiful doing is local. It's local, local. When I grew up in the '50s, it was about having local bands on radio and going back to that. And that's why I think the Jack format is working in a lot of markets like in L.A. And if you talk to people out there, they love the format, because we'll introduce some local bands and all that, which I think satellite will have a harder time to do.

So I still think it's right back to let's get the best content on the radio. Let's use the power of being local, where new music genres are coming out, and use that to our advantage. And we're free. I mean, that's be, that’s got to count for something. In that case, free is good. We do worry about everything. Believe me. There's not something we just say, oh well, that's a never-mind (ph). Because we do.

Bill Drewry - Credit Suisse First Boston - Analyst

How about outdoor? Outdoor's been a better growth business. I mean, it was out of home media -- now it's really outdoors, is where the better growth rate is. So just wondering there, though -- there has been different growth rates depending on the type of product, the type of outdoor product and where it was. Talk about the portfolio there, and also talk about the growth opportunities -- how much capital you're going to give Wally Kelly for digital boards and where you see that business going.

Fred Reynolds - CBS Broadcasting – EVP

Well, we like Outdoor; we think it's a great market. We like the markets we are in, both in North America, because we are in Canada, Mexico along with the United States, and then we have a strong presence over in Europe, particularly England and Ireland. And we just made a small acquisition in Beijing to buy a bus billboard business.

It has really good economics, particularly the billboard business. I think in the past, we might have been too aggressive, as we have noted, on some of the transit businesses and we've lost a lot of them but we lost them on purpose. If we couldn't get the margins we want, which we want decent margins, we are not going to win those bids and that's fine. We actually make more money if we don't have them. I think you'll see us in North America be largely a billboard business, with a nice topspin of transit, where we can make money.

And, in Europe, we are largely, with the London Underground and a lot of what they call street furniture, where you have these kiosks on the ground, that's a good business, too. More capital, but higher return and longer -- we look at it on a kind of a return on invested capital basis.

So, I like billboard; I think it's our only real operating business overseas. We sell a lot of product overseas, but it's more as an exporter of content and it's a huge business what we sell overseas, but it's our only operating business. And in this market, quite honestly, it is a chance for us, in the billboard business, to break into the very fast-growing Spanish-language market. That's hard for us to do on TV, hard for us to do on radio, to some extent, but billboard is becoming more and more popular with advertisers that want to reach the Hispanic market. And our guys have done a great job with that. Obviously, we have a lot of skill sets down in Mexico and we are using that to really make that a big, fast-growing business.

Bill Drewry - Credit Suisse First Boston - Analyst

Can you grow Showtime?

Fred Reynolds - CBS Broadcasting – EVP

Sure. I think Showtime is going to -- again, married with our Hollywood production that's TV, the more long-form kind of programming, I think the premium channels are just about the movies that come out. I think everyone has seen that with Sopranos and Curb Your Enthusiasm, and we have Weeds that really does attract an audience that's dedicated to seeing the premium channel. I think having them now part of the CBS production will be a lot better to get the kind of programming, and it extends our range, too, because we can be more than just a G-rated or PG-rated. We can go a little bit further out on that. And I think that's going to drive subscribers in and lower costs, so I think that's a good thing. We also have the leverage -- about 44% of the country under retransmission, and so we might be able to, if that makes sense in some cases where we don't get all the retrans in dollars and cents from them, we can always use Showtime to get paid so that our CBS shareholders get some value.

Bill Drewry - Credit Suisse First Boston - Analyst

How big are Internet-oriented businesses going to be for you, let's say three months, no, three years from now? And how much capital are you willing to put into those types of businesses? Is that something for CBS that can be big? I mean, Viacom, the new Viacom, is going to be putting money into broadband networks, for example. Is that a place where you're going to be, or is there just enough to do with the core assets?

Fred Reynolds - CBS Broadcasting – EVP

I think the Internet -- again, I think we are agnostic about how they get the content. Whether it's news, weather, information, entertainment, sports -- we're agnostic. We just announced yesterday that you can watch the NCAA's on -- I guess watch is the wrong word -- whatever you do on the computer. And that's going to be on NCAA.com.

So I can't give you a percentage. I know what I would like it to be. I would like it to be huge. I'd like it to be a significant part of our business. I don't think our cost to do it is that significant, because again, it's repurposing our content. We have a lot of spectrum out there. So I don't know if people will now go just wireless, or they'll go through like that computer down there, goes through a hard line. I guess I don't care whether they want to hear it on their cell phone or see it on their cell phone or their camera or their iPod. I don't think our costs are that significant, because I don't know what it would do differently, other than repurpose a lot of our existing content. But we have great designs on making the Internet an important part of our future. Three years might be too early to say wow, it's this big. I would say in the three to five-year range, probably that's the timeframe you'll see it being much more significant.

Bill Drewry - Credit Suisse First Boston - Analyst

One more question from me. You've got a lot of cash flow, and less than half of that, I think, in year one will go to dividends. So where does the rest of that capital flow? And you have a dividend. Would you be willing to -- do you want to grow that dividend, or would you be willing to cap it if organic growth opportunities start to flow, or external growth opportunities if the M&A market looks favorable to you?

Fred Reynolds - CBS Broadcasting – EVP

I think right now, as we said before, I don't see the acquisition that's going to be the change agent for the Company. So I like, and I think Leslie, Sumner are all comfortable with the model of a high dividend now as a payout ratio and increasing it. I see it going up. We treat the dividend as sacred as any other "debt service." It's an obligation that we're making to you as our investors that the dividend is the 450, let's say, because that's what it is today and we're going to maintain today's dividend and we want to grow it. I think that's the most efficient way, because the tax laws changed to give a certainty to our shareholders. I see us having earnings growth, and I hope that's reflected in stock price growth. And maybe if there are some excess cash above that after we make sure our debt service, our pension, all those obligations are handled appropriately, then maybe there is a little topspin on a share buyback in a couple of years down the road. I think the first couple of years, focused on the dividend, on driving the growth of the business and the cash flow of the business. And I think we can hopefully show you a really good return on your investment in us.

Bill Drewry - Credit Suisse First Boston - Analyst

I think I know the answer to this question, but I'll ask it anyway. What do you think investors should be looking at as the key metric here -- operating profit growth, EPS growth, EBITDA growth?

Fred Reynolds - CBS Broadcasting – EVP

I don't say EBITDA growth.

Bill Drewry - Credit Suisse First Boston - Analyst

Free cash flow.

Fred Reynolds - CBS Broadcasting – EVP

I'm kind of free cash flow, EPS, some point bridging between the two of those. I think those are two measures -- free cash flow is going to be significant, and on a per-share basis, and EPS, because we have a lot of leverage between EBITDA to EPS to free cash flow. You pick up a turn on each one of those as you step down. So I would certainly want you to look at us on an EPS and free cash flow basis. EBITDA is interesting, but I think it's really the money in the bank that counts.

Bill Drewry - Credit Suisse First Boston - Analyst

Questions from the audience? Larry?

Larry Haverty - Audience Member

Fred, in the TV business, the elephant in the room is the disparity in profitability between you guys (inaudible) NBC and the morning shows and the evening news stuff. What's the strategy to capture some of that just like Les captured some of the Thursday night pot of gold? (inaudible).

Fred Reynolds - CBS Broadcasting – EVP

Every day. Every minute of the day. I mean, they clearly -- our new product is number three in the market, and that difference is hundreds of millions of dollars of value that is sitting in someone else's bank account, not ours, and I know that's -- obviously Leslie made the change on the head of news. Sean McManus has a great track record. Leslie is heavily involved. I believe we can, as we did in every other part, where the people said ten years ago that CBS was not even interesting -- I think Bob Wright once said that ten years ago, he didn't even think about CBS as a competitor. We have a lot of resources focused on getting the news, a morning show, which NBC, ABC very profitable, and the evening news. And I think you'll see some of those changes coming certainly in early '06. But the goal is to use all of our strength, and we've got tremendous -- if we get the product right, and I'm trying to use that -- we can promote the heck out of it, both locally and nationally, and I think that's what will make us -- if we get the product right, we should see the turn come faster than maybe another business that doesn't have local radio, local TV stations to drive, and billboards to drive that awareness. So now it's about getting the product right, which it always is in content. But clearly, a huge upside to us, and we're aware of it.

Ellen Gibbs - Audience Member

Can you comment on HD radio, what your plans are, and how you see that fitting into the competive landscape now? Does it help or hurt?

Fred Reynolds - CBS Broadcasting – EVP

Well, one, we're a proponent of HD. We think it's a better-quality listening for the listener. And that's something -- it also gives us a broader spectrum into the car, into the house, because we can subdivide that HD signal, the digital signal. We've worked on it for almost 10 years. I mean, we were a key founder of iBiquity; that is the format that's going out there. And you continue to see the capital cost to install it isn't that significant, the different receivers or whatever at the radio stations. And again, I would hope people would see a very clear difference in the sound when they see HD.

Someone else asked that question at lunch, and I just -- my only concern is I've seen how long it's taken HDTV to roll out, and it's just -- I think radio will probably get it better, because we have more issues with the manufacturers and people sending out the signal. This is -- really, the signal is the same. If you go to HD, you don't have different gradations, as I understand it. And so you should get a clearer, more enjoyable sound.

Ellen Gibbs - Audience Member

Will you be putting specialized programming on, so it competes with what you have already?

Fred Reynolds - CBS Broadcasting – EVP

Yes, I think all of that is possible. It's just a matter of the cost of programming, which hopefully is small, and the revenue opportunity or the subscription opportunity, which you hope is high. I mean, if we take it to the right level, if we get a big enough audience out there, then maybe you don't need satellite. Maybe we can provide that variety of 150 stations. Well, you can't do that in one market, but it's certainly going to do a lot of popular -- segmenting the signal into a lot of popular different formats, and hopefully get paid for it. But it's going to be about the cost of doing that, from a programming standpoint, which should be fairly negligible, and the ability to get revenue to pay for it.

Unidentified Audience Member

Thank you. If the split doesn't move the stock where you hope it goes, at what point do you think the Board considers recapitalizing the company, putting on more debt and buying back a big slew of shares?

Fred Reynolds - CBS Broadcasting – EVP

Well, I don't know, I'm not the Board. But I would answer, as the financial person involved, that I think people sort of misconstrue our leverage now. And let me tell you how I think about it. We've said we'll have $7 billion of debt. And people said, well, that's not a lot of leverage. But I look at the $450 million of annual dividend as absolute same commitment as the debt is. And so if you were to use an interest rate, the debt service to service $450 million is probably another, say, 6%, 6.5%; you're kind of in another $6 to $7 billion of debt. So then you look at $13 to $14 billion of debt -- I don't think people -- again, from a debt service standpoint, so there's no interruption in the enjoyment of that dividend and an ever-increasing dividend. That's how I kind of look at it and worry about it.

Again, we can have a long, theoretical debate on share buybacks and whether they create value or not. I think if we have the businesses that we like, and they don't use a lot of capital, they don't use a lot of working capital, and we can keep growing those -- if we can find more businesses like that that have good margins and get a good return on invested capital, then we should do that. And that's what we would look at. But we've got a big business now that fits that profile, and I think we can have an ever-increasing dividend. I think we have increasing earnings growth and free cash flow growth. And again, I think if that doesn't move the stock, then I guess there's no more gravity in the world. We'll all float up to the moon or something like that. It should work. It's just maybe not -- and again, I think we're going to be looked at a little bit differently, because there's not a lot of media companies that look like us, because we pay a big dividend.

But there are other companies out there in the consumer products world and all that that I think we look great against.

Unidentified Audience Member

(Indiscernible) obstacle -- do you view your credit ratings for doing more buybacks? Does that cause you to pause for a second, or do you -- does it matter?

Fred Reynolds - CBS Broadcasting – EVP

People that know me -- I have really always been about having a strong balance sheet. My job as CFO is to make -- I always think of the balance sheet as the fuel. I've got to make sure not only is there fuel in the tank, but that the fuel tank kind of works. And that's your credit rating. It's not about the cost. It's about the availability and availability when you most need it. And our banking system goes through lots of expansion and contraction, and you don't want to have -- you pull up to the pump, to use this analogy for it, and it doesn't work. So I believe in a strong balance sheet. We have selected a BBB kind of range, and I think that fits with the businesses we have, which again have -- 70% is on ad revenue, which is highly dependent on the economy. I think it fits perfectly, so that we don't have any speed bumps in the road there, and that's me. Unfortunately, as the CFO, that's what you get when you get me. I'm just too old to change. I've just been through all these cycles and I know, when I started at Westinghouse, we were at BB going to a single B. And we had a lot of problems. And my job was to make sure we had enough gas in the tank to see our way to where we are basically today. So I'm just an old dog, sorry. That's what I believe in.

I believe in return on invested capital. I believe in giving our shareholders great return on value, and I think it starts with the balance sheet and having great businesses that can grow year in and year out. If the latter part doesn't work, then you'll see portfolio changes, which we've been pretty good at doing over the years. You know, not to go back in history, because it would take forever -- in '94, 5% of our revenue came from media. It was all Westinghouse, and it all was gone, other than the media part. So I think our job is to give -- my commitment, Leslie's commitment, Sumner's commitment is to give you businesses that can grow. Maybe we're not termed a growth business, but we're a company that will grow its earnings and its revenues year in and year out.

Bill Drewry - Credit Suisse First Boston - Analyst

Why don’t we take one last question from over here.

Fred Reynolds - CBS Broadcasting – EVP

I was filibustering. I can go on and on (inaudible).

Unidentified Audience Member

You actually answered most of my questions, I guess. But if you reach a point where you have to make a choice between your credit ratings, investment-grade credit ratings or additional equity returns and it's one or the other, which wins?

Fred Reynolds - CBS Broadcasting – EVP

Um, it is always going to be about the returns. I hope we do it right. I've had to do that before. I think we've always gotten good marks to communicate to all our constituencies, our debt holders and our equity holders about where we're going. But there was this perfect acquisition, which again, I don't see it so, I don't want anyone to walk around and say well, there's something around the corner. I mean I don't see it. I think if you look at our assets, we're just terrific. But it would be hard for me to stand before this group or any other group and say, geez, we passed up this unbelievable pot of gold because of the credit rating. Again, I have been a BB, I have been a B, I don't like it. You shouldn't like it. It's not the way to go. We're just too big. We're just too big of a company to have that kind of risk out there. So I am an investment-grade person forever till I die. And if we did do something like that, well then, I'll die. I don't care what they are. You know, we would probably redeploy some portfolio, because by definition, if that was such a big pot of gold, something else isn't as valuable and we would come right back, lickety-split, back to investment-grade. I just can't change. Sorry.

Unidentified Audience Member

That will be on your tombstone. "He died investment-grade."

Fred Reynolds - CBS Broadcasting – EVP

I used to look forward to that, but then I have been there.

Bill Drewry - Credit Suisse First Boston - Analyst

And that's the final word. Fred, thank you.

Fred Reynolds - CBS Broadcasting – EVP

Thank you.